Fiscal 2022 Second Quarter and Six Months Ended 30 September 2021

Exhibit 99.4

Management’s Analysis of Results

This Management’s Analysis of Results forms part of a package of information about James Hardie Industries plc’s results. It should be read in conjunction with the other parts of this package, including the Media Release, the Management Presentation and the Condensed Consolidated Financial Statements. Except as otherwise indicated in this Management’s Analysis of Results, James Hardie Industries plc is referred to as “JHI plc.” JHI plc, together with its direct and indirect wholly-owned subsidiaries, are collectively referred to as “James Hardie,” the “Company,” “we,” “our,” or “us.” Definitions for certain capitalized terms used in this Management’s Analysis of Results can be found in the section titled “Non-GAAP Financial Measures.”
This Management’s Analysis of Results includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (“GAAP”). These non-GAAP financial measures should not be considered to be more meaningful than the equivalent GAAP measures. Management has included such measures to provide investors with an alternative method for assessing its financial condition and operating results in a manner that is focused on the performance of its ongoing operations. These measures exclude the impact of certain legacy items, such as asbestos adjustments, or significant non-recurring items, such as asset impairments, restructuring expenses, as well as adjustments to tax expense. In addition, management provides an adjusted effective tax rate, which excludes the tax impact of the pre-tax special items (items listed above) and tax special items. Management believes that this non-GAAP tax measure provides an ongoing effective rate which investors may find useful for historical comparisons and for forecasting and is an alternative method of assessing the economic impact of taxes on the Company, as it more closely approximates payments to taxing authorities. Management uses such non-GAAP financial measures for the same purposes. These non-GAAP measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. These non-GAAP financial measures are not prepared in accordance with GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non-GAAP financial measures presented in this Management’s Analysis of Results, including a reconciliation of each non-GAAP financial measure to the equivalent GAAP measure, see the section titled “Non-GAAP Financial Measures.” In addition, this Management’s Analysis of Results includes financial measures and descriptions that are considered to not be in accordance with GAAP, but which are consistent with financial measures reported by Australian companies. Since James Hardie prepares its consolidated financial statements in accordance with GAAP, the Company provides investors with definitions and a cross-reference from the non-GAAP financial measure used in this Management’s Analysis of Results to the equivalent GAAP financial measure used in the Company's Consolidated Financial Statements. See the section titled “Non-GAAP Financial Measures.”
These documents, along with an audio webcast of the Management Presentation on 9 November 2021, are available from the Investor Relations area of our website at http://www.ir.jameshardie.com.au

Investor/Media/Analyst Inquiries:
James Brennan-Chong
Director of Investor Relations and Market Intelligence

Telephone:	+61 2 9638 9205
Email:	media@jameshardie.com.au

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2022	1

CONSOLIDATED RESULTS

Overview

James Hardie Industries plc is a world leader in the manufacturing of fiber cement building solutions, and a market leader in fiber gypsum and cement-bonded boards in Europe. Our fiber cement building materials includes a wide-range of products for both external and internal use across a broad range of applications. We have four reportable segments: North America Fiber Cement, Asia Pacific Fiber Cement, Europe Building Products and Research and Development.

2nd Quarter Financial Highlights

US$ Millions (except per share data)	Three Months Ended 30 September
	FY22	FY21	Change
Net sales	$903.2	$736.8	23%
Gross margin (%)	36.4	36.5	(0.1 pts)
EBIT	215.0	146.5	47%
EBIT margin (%)	23.8	19.9	3.9 pts
Adjusted EBIT[1]	205.7	163.1	26%
Adjusted EBIT margin (%)[1]	22.8	22.1	0.7 pts
Net income	150.1	86.8	73%
Adjusted Net income[1]	154.9	120.5	29%
Earnings per share - diluted	$0.34	$0.20
Adjusted earnings per share - diluted[1]	$0.35	$0.27

[1] See section titled “Non-GAAP Financial Measures" for a reconciliation to the equivalent GAAP measure

•Net sales increased 23% to US$903.2 million, driven by global volume growth of 14% and 9% Price/Mix growth as we continue to execute our global strategy of driving high value product mix.
•Adjusted EBIT increased 26% to US$205.7 million with an adjusted EBIT margin of 22.8%. On a global basis, the shift to driving growth with a high value product mix combined with the continued execution of LEAN, enabled us to absorb both higher input costs and significant investments in marketing and innovation, which led to an increase in SG&A of 17%.

In the first quarter, the Company announced its critical strategic initiatives for the next three fiscal years. These include: (1) marketing directly to homeowners to accelerate demand creation, (2) penetrating and driving profitable growth in existing and new segments and (3) commercializing global innovations. Further, the Company reiterated its focus on continuing to drive a high value product mix in all three operating segments. The second quarter consolidated results illustrate the strong momentum of delivering on these stated strategic goals. Additionally, we continued the commercialization of Hardie® Textured Panels in North America, Hardie™ Fine Texture Cladding in Australia, and Hardie® VL Plank in Europe.

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2022	2

OPERATING RESULTS

North America Fiber Cement Segment

Operating results for the North America Fiber Cement segment were as follows:

US$ Millions	Three Months and Six Months Ended 30 September
	Q2 FY22	Q2 FY21	Change	6 Months FY22	6 Months FY21	Change
Volume (mmsf)	781.0	686.7	14%	1,519.9	1,296.4	17%
Fiber cement net sales	635.3	515.0	23%	1,212.4	966.8	25%
Gross profit			24%			26%
Gross margin (%)			0.1 pts			0.3 pts
EBIT	182.5	148.6	23%	351.8	277.0	27%
EBIT margin (%)	28.7	28.9	(0.2 pts)	29.0	28.7	0.3 pts
Restructuring expenses	—	—		—	2.5	(100)%
Adjusted EBIT	182.5	148.6	23%	351.8	279.5	26%
Adjusted EBIT margin (%)	28.7	28.9	(0.2 pts)	29.0	28.9	0.1 pts

Q2 FY22 vs Q2 FY21

Net sales increased 23%, primarily driven by strong exteriors volume growth of 16%. Price/Mix increased 9% driven by the strategic price increase in January 2021 and the execution of our strategy to drive a high value product mix.

The increase in gross margin is comprised of the following components:

Higher average net sales price	4.9	pts
Higher production and distribution costs	(4.8	pts)
Total percentage point change in gross margin	0.1	pts

Higher production and distribution costs primarily resulted from higher input costs, freight costs and start-up costs related to the Prattville plant.

SG&A expenses increased 28%, driven by our strategy to market directly to the homeowner and strategic investments in growth initiatives, compared to cost containment actions taken in the prior year. As a percentage of sales, SG&A expenses increased 0.3 percentage points.

EBIT margin decreased 0.2 percentage points to 28.7%, driven by higher SG&A expenses as a percentage of sales.

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2022	3

OPERATING RESULTS

Six Months FY22 vs Six Months FY21

Net sales increased 25%, primarily driven by strong exteriors volume growth of 19%, as well as interiors volume growth of 6%. Price/Mix increased 8% driven by the strategic price increase in January 2021 and the execution of our strategy to drive a high value product mix.

The increase in gross margin is comprised of the following components:

Higher average net sales price	4.1	pts
Higher production and distribution costs	(3.8	pts)
Total percentage point change in gross margin	0.3	pts

Higher production and distribution costs primarily resulted from higher freight costs, start-up costs related to the Prattville plant and higher input costs. These increases were partially offset by favorable absorption of manufacturing costs on higher production volumes when compared against lower COVID-19 impacted production volumes in the prior year.

SG&A expenses increased 29%, driven by our strategy to market directly to the homeowner and strategic investments in growth initiatives, compared to cost containment actions taken in the prior year. As a percentage of sales, SG&A expenses increased 0.2 percentage points.

Restructuring expenses of US$2.5 million in the prior year consist solely of severance costs related to a reduction in headcount across the region in order to strategically realign our resources.

EBIT margin increased 0.3 pts percentage points to 29.0%, driven by lower restructuring expenses and higher gross margin, partially offset by higher SG&A expenses as a percentage of sales.

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2022	4

OPERATING RESULTS

Asia Pacific Fiber Cement Segment

The Asia Pacific Fiber Cement segment is comprised of the following regions: (i) Australia; (ii) New Zealand; and (iii) the Philippines.

Operating results for the Asia Pacific Fiber Cement segment in US dollars were as follows:

US$ Millions	Three Months and Six Months Ended 30 September
	Q2 FY22	Q2 FY21	Change	6 Months FY22	6 Months FY21	Change
Volume (mmsf)	161.8	145.2	11%	316.6	255.2	24%
Fiber cement net sales	144.4	122.1	18%	286.2	213.4	34%
Gross profit			21%			42%
Gross margin (%)			0.8 pts			2.4 pts
EBIT	44.5	38.7	15%	83.3	57.6	45%
EBIT margin (%)	30.8	31.7	(0.9 pts)	29.2	27.0	2.2 pts
Restructuring expenses	—	—		—	3.4	(100)%
Adjusted EBIT	44.5	38.7	15%	83.3	61.0	37%
Adjusted EBIT margin (%)	30.8	31.7	(0.9 pts)	29.2	28.6	0.6 pts

Operating results for the Asia Pacific Fiber Cement segment in Australian dollars were as follows:

A$ Millions	Three Months and Six Months Ended 30 September
	Q2 FY22	Q2 FY21	Change	6 Months FY22	6 Months FY21	Change
Volume (mmsf)	161.8	145.2	11%	316.6	255.2	24%
Fiber cement net sales	196.6	170.6	15%	380.7	309.3	23%
Gross profit			18%			31%
Gross margin (%)			0.8 pts			2.4 pts
EBIT	60.6	54.1	12%	111.0	82.8	34%
EBIT margin (%)	30.8	31.7	(0.9 pts)	29.2	27.0	2.2 pts
Restructuring expenses	—	—		—	4.9	(100)%
Adjusted EBIT	60.6	54.1	12%	111.0	87.7	27%
Adjusted EBIT margin (%)	30.8	31.7	(0.9 pts)	29.2	28.6	0.6 pts

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2022	5

OPERATING RESULTS

Q2 FY22 vs Q2 FY21 (A$)

Net sales increased 15%, primarily due to strong performance in Australia. Price/Mix in Australia and New Zealand increased 9% due to the execution of our high value product mix strategy.

The increase in gross margin can be attributed to the following components:

Higher average net sales price	2.8	pts
Higher production and distribution costs	(2.0	pts)
Total percentage point change in gross margin	0.8	pts

Higher production and distribution costs were driven by higher input costs, primarily pulp, as well as higher costs due to producing a high value product mix.

SG&A expenses increased, driven by our reinvestment into growth, primarily in Australia. These growth initiatives included higher marketing expenses and additional headcount, compared to cost containment actions taken in the prior year. As a percentage of sales, SG&A expenses increased 1.8 percentage points.

EBIT margin of 30.8% represents a decrease of 0.9 percentage points, primarily driven by higher SG&A expenses as a percentage of sales.

Six Months FY22 vs Six Months FY21 (A$)

Net sales increased 23%, as all three regions experienced strong volume growth, compared to lower volumes in the prior year due to the COVID-19 government enforced lockdowns in the Philippines and New Zealand. The 1% increase in the average net sales price was driven by our execution of our high value product mix strategy in Australia and New Zealand, where Price/Mix increased 9%. This was offset by geographic mix, as a higher proportion of our sales were in the Philippines which have a lower average net sales price. Volumes in the Philippines increased 67%.

The increase in gross margin can be attributed to the following components:

Lower production and distribution costs	2.0	pts
Higher average net sales price	0.4	pts
Total percentage point change in gross margin	2.4	pts

Lower production and distribution costs were driven by favorable plant performance including LEAN manufacturing savings in Australia, the efficiencies realized from shifting to an import model for the New Zealand region and a higher proportion of sales in the Philippines which have a lower cost.

SG&A expenses increased, primarily driven by higher marketing expenses and our investment in additional headcount to drive growth, compared to cost containment actions taken in the prior year. As a percentage of sales, SG&A expenses increased 1.7 percentage points.

In the prior year, restructuring expenses of A$4.9 million consist solely of severance costs, primarily associated with our strategic decision to shift our New Zealand regional production to our two Australia based plants, and a reduction in headcount across the region to realign our resources.

EBIT margin of 29.2% represents an increase of 2.2 percentage points, primarily driven by higher gross margin and lower restructuring expenses, partially offset by higher SG&A expenses as a percentage of sales.

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2022	6

OPERATING RESULTS

Europe Building Products Segment

The Europe Building Products segment is comprised of: (i) Europe Fiber Cement; and (ii) Europe Fiber Gypsum.

Operating results for the Europe Building Products segment in US dollars were as follows:

US$ Millions	Three Months and Six Months Ended 30 September
	Q2 FY22	Q2 FY21	Change	6 Months FY22	6 Months FY21	Change
Volume (mmsf)	240.6	209.9	15%	487.5	402.1	21%
Fiber cement net sales	21.2	15.0	41%	41.9	25.1	67%
Fiber gypsum net sales[1]	102.3	84.7	21%	206.0	157.8	31%
Net sales	123.5	99.7	24%	247.9	182.9	36%
Gross profit			15%			40%
Gross margin (%)			(2.3 pts)			1.0 pts
EBIT	16.7	11.1	50%	33.0	8.4	293%
EBIT margin (%)	13.6	11.1	2.5 pts	13.3	4.6	8.7 pts
Restructuring expenses	—	—		—	5.1	(100)%
Adjusted EBIT	16.7	11.1	50%	33.0	13.5	144%
Adjusted EBIT margin (%)	13.6	11.1	2.5 pts	13.3	7.4	5.9 pts

[1]Also includes cement bonded board net sales

Operating results for the Europe Building Products segment in Euros were as follows:

€ Millions	Three Months and Six Months Ended 30 September
	Q2 FY22	Q2 FY21	Change	6 Months FY22	6 Months FY21	Change
Volume (mmsf)	240.6	209.9	15%	487.5	402.1	21%
Fiber cement net sales	17.9	12.8	40%	35.1	21.8	61%
Fiber gypsum net sales[1]	86.7	72.5	20%	172.8	138.9	24%
Net sales	104.6	85.3	23%	207.9	160.7	29%
Gross profit			14%			34%
Gross margin (%)			(2.3 pts)			1.0 pts
EBIT	14.2	9.4	51%	27.7	6.9	301%
EBIT margin (%)	13.6	11.1	2.5 pts	13.3	4.6	8.7 pts
Restructuring expenses	—	—		—	4.5	(100)%
Adjusted EBIT	14.2	9.4	51%	27.7	11.4	143%
Adjusted EBIT margin (%)	13.6	11.1	2.5 pts	13.3	7.4	5.9 pts

[1]Also includes cement bonded board net sales

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2022	7

OPERATING RESULTS

Q2 FY22 vs Q2 FY21 (€)

Net sales increased 23%, driven by increases in fiber cement and fiber gypsum net sales of 40% and 20%, respectively. The increase in net sales was due to higher volumes and Price/Mix improvement. Price/Mix increased 8%, due to our continued execution of a shift to a higher value mix in both our fiber cement and fiber gypsum product lines.

The decrease in gross margin is attributed to the following components:

Higher production and distribution costs	(6.1	pts)
Higher average net sales price	3.8	pts
Total percentage point change in gross margin	(2.3	pts)

Production and distribution costs were unfavorable due to higher input costs, primarily paper and energy, as well as freight expenses.

SG&A expenses decreased slightly due to a bad debt reserve taken in the prior year, which more than offset our continued investment in headcount growth and marketing. As a percentage of sales, SG&A expenses decreased 4.3 percentage points primarily driven by higher net sales in the current year.

EBIT margin of 13.6% increased 2.5 percentage points, driven by lower SG&A expenses as a percentage of sales, partially offset by lower gross margin.

Six Months FY22 vs Six Months FY21 (€)

Net sales increased 29% driven by increases in fiber cement and fiber gypsum net sales of 61% and 24%, respectively. The increase in net sales was partly driven by low volumes in Q1 of the prior year resulting from the COVID-19 government enforced shutdowns in the UK and France. Additionally, the execution of our push/pull strategy and the introduction of our new Hardie® VL Plank product in Q1 this year led to higher net sales. Price/Mix increased 8%, due to our continued execution of a shift to a higher value mix in both our fiber cement and fiber gypsum product lines.

The increase in gross margin is attributed to the following components:

Higher average net sales price	4.2	pts
Higher production and distribution costs	(3.2	pts)
Total percentage point change in gross margin	1.0	pts

Higher production and distribution costs were driven by higher input costs, partially offset by LEAN manufacturing savings and the unfavorable absorption of manufacturing costs on lower production volumes in the prior year, which included the impact of the COVID-19 related closures of our manufacturing plants in Orejo, Spain and Siglingen, Germany.

SG&A expenses decreased slightly from prior year as described above. As a percentage of sales, SG&A expenses decreased 4.8 percentage points driven by higher net sales in the current year.

In the prior year, restructuring expenses of €4.5 million consist solely of severance costs, primarily associated with the reduction of headcount across the region to strategically realign our resources.

EBIT margin of 13.3% increased 8.7 percentage points, driven by lower restructuring expenses, lower SG&A expenses as a percentage of sales and higher gross margin.

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2022	8

OPERATING RESULTS

General Corporate

Results for General Corporate were as follows:

US$ Millions	Three Months and Six Months Ended 30 September
	Q2 FY22	Q2 FY21	Change %	6 Months FY22	6 Months FY21	Change %
General Corporate SG&A expenses	$29.7	$28.9	3	$65.2	$53.6	22
Asbestos:
Asbestos adjustments (gain) loss	(9.6)	16.3	(159)	(12.4)	80.0	(116)
AICF SG&A expenses	0.3	0.3	—	0.6	0.6	—
General Corporate costs	$20.4	$45.5	(55)	$53.4	$134.2	(60)

General Corporate SG&A expenses for the quarter and six month period increased US$0.8 million and US$11.6 million, respectively. For the six month period, the increase was primarily driven by an investment in global growth initiatives including talent and costs related to building our brand.

Asbestos adjustments primarily reflect the non-cash foreign exchange re-measurement impact on asbestos related balance sheet items, driven by the change in the AUD/USD spot exchange rate from the beginning balance sheet date to the ending balance sheet date, for each respective period, partially offset by gains and losses on foreign currency forward contracts related to future AICF payments.
Readers are referred to Note 6 of our 30 September 2021 condensed consolidated financial statements for further information on asbestos.

Interest, net

US$ Millions	Three Months and Six Months Ended 30 September
	Q2 FY22	Q2 FY21	Change %	6 Months FY22	6 Months FY21	Change %
Gross interest expense	$10.6	$15.4	(31)	$21.3	$30.5	(30)
Capitalized interest	(0.2)	(2.5)	(92)	(0.7)	(4.9)	(86)
Interest income	(0.1)	(0.1)	—	(0.1)	(0.1)	—
Net AICF interest income	(0.2)	(0.1)	100	(0.3)	(0.2)	50
Interest expense, net	$10.1	$12.7	(20)	$20.2	$25.3	(20)

Gross interest expense for the quarter and six month period decreased US$4.8 million and US$9.2 million, respectively, primarily due to the redemption of our 2025 senior unsecured notes in the fourth quarter of fiscal year 2021. The decrease in capitalized interest is due to a lower average amount of accumulated capital expansion project spend, primarily due to commissioning of Prattville, Alabama plant.

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2022	9

OPERATING RESULTS

Income Tax

	Three Months and Six Months Ended 30 September
	Q2 FY22	Q2 FY21	Change	6 Months FY22	6 Months FY21	Change
Income tax expense (US$ Millions)	54.9	46.8	17%	106.2	74.8	42%
Effective tax rate (%)	26.8	35.0	(8.2 pts)	28.1	43.7	(15.6 pts)

Adjusted income tax expense[1] (US$ Millions)	40.6	29.6	37%	76.5	52.7	45%
Adjusted effective tax rate[1] (%)	20.8	19.7	1.1 pts	20.9	20.1	0.8 pts

[1]Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments

The effective tax rate for the quarter and six month period decreased 8.2 and 15.6 percentage points, respectively, primarily due to Asbestos and other tax adjustments and a change in geographic mix.

The Adjusted effective tax rate for the quarter and six month period increased 1.1 and 0.8 percentage points, respectively, primarily due to a change in geographic mix.

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2022	10

OPERATING RESULTS

Net Income

US$ Millions	Three Months and Six Months Ended 30 September
	Q2 FY22	Q2 FY21	Change %	6 Months FY22	6 Months FY21	Change %
EBIT
North America Fiber Cement[1]	$182.5	$148.6	23	$351.8	$279.5	26
Asia Pacific Fiber Cement[1]	44.5	38.7	15	83.3	61.0	37
Europe Building Products[1]	16.7	11.1	50	33.0	13.5	144
Research and Development	(8.3)	(6.4)	(30)	(16.7)	(12.4)	(35)
General Corporate[2]	(29.7)	(28.9)	(3)	(65.2)	(53.6)	(22)
Adjusted EBIT	205.7	163.1	26	386.2	288.0	34

Net income
Adjusted interest expense, net[2]	10.3	12.8	(20)	20.5	25.5	(20)
Other (income) expense	(0.1)	0.2	(150)	0.1	—	100
Adjusted income tax expense[3]	40.6	29.6	37	76.5	52.7	45
Adjusted net income	$154.9	$120.5	29	$289.1	$209.8	38

[1]Excludes restructuring expenses
[2]Excludes Asbestos-related expenses and adjustments
[3]Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos and other tax adjustments

Adjusted net income for the quarter of US$154.9 million increased 29%, driven by strong performance in all operating segments, partially offset by higher adjusted income tax expense.

Adjusted net income for the six month period of US$289.1 million increased 38%, driven by strong performance in all operating segments, partially offset by higher adjusted income tax expense and an increase in General Corporate SG&A expenses of US$11.6 million.

1

COVID-19

James Hardie continues to assess the impacts and the uncertainties of the COVID-19 pandemic on the geographic locations in which we operate, and the continuing impact of the pandemic on James Hardie’s business and future financial performance still remains uncertain.

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2022	11

OTHER INFORMATION

Cash Flow

US$ Millions	Six Months Ended 30 September
	FY22	FY21	Change	Change %
Net cash provided by operating activities	$357.5	$416.8	$(59.3)	(14)
Net cash used in investing activities	82.7	25.4	57.3	226
Net cash used in financing activities	313.1	130.4	182.7	140
Significant sources and uses of cash during the first six months of fiscal year 2022 included:
•Cash provided by operating activities:
◦Higher net sales and profitability in each of our regions led to net income, adjusted for non-cash items, of US$416.7 million;
◦Working capital improvements of US$4.9 million due to an increase in accounts payable and inventory balances;
◦Asbestos claims paid of US$56.5 million.
•Cash used in investing activities:
◦Capital expenditures of US$108.1 million, primarily related to maintenance projects, as well as capacity expansion at our Prattville, Alabama plant;
◦Asbestos investments of US$26.1 million matured.
•Cash used in financing activities:
◦Dividend payment of US$309.9 million.

The 14% decrease in net cash provided by operating activities is primarily related to the US$64.8 million CARES Act tax refund received in the prior year.

Capacity Expansion

We continue to expect our capital expenditures to be approximately US$250.0 million to US$350.0 million annually in fiscal years 2022 through 2024. The second sheet machine at our Prattville, Alabama greenfield site was commissioned in July 2021.

Underway or previously disclosed expansion projects include:
•Tacoma ColorPlus finishing capacity expansion
•Peru ColorPlus finishing capacity expansion
•Summerville restart
•Carole Park expansion
•Prattville Trim capacity
•Massachusetts ColorPlus finishing capacity expansion
•R&D Pilot plants in Fontana and Rosehill

In addition, we announced today the following capacity expansions during fiscal years 2022 through 2024:
•Brownfield capacity expansion at our Prattville, Alabama site - Sheet Machines #3 and #4
•Purchase of land for a future greenfield site in the United States
•Fiber Gypsum brownfield expansion at our site in Orejo, Spain
•Fiber Cement greenfield expansion in Europe
•Greenfield expansion in Victoria, Australia

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2022	12

OTHER INFORMATION

Liquidity and Capital Allocation

Our cash position decreased by US$75.7 million, from US$208.5 million at 31 March 2021 to US$132.8 million at 30 September 2021.

During fiscal year 2022, we will contribute A$328.2 million to AICF in quarterly installments. The first payment of A$82.0 million was made 1 July 2021.

Based on our existing cash balances, together with anticipated operating cash flows and unutilized credit facilities, we anticipate we will have sufficient funds to meet our planned working capital and other expected cash requirements for the next twelve months.

Capital Management

We periodically review our capital structure and capital allocation objectives and expect the following capital management focus in the short term:

•Preserve and enable strong liquidity position and financial flexibility;
•Invest in organic growth: capacity expansion, market driven innovation and marketing directly to the homeowner;
•Maintain leverage ratio of 1-2x; and
•Return capital to shareholders
◦Returned US$309.9 million through special dividend in April 2021
◦Reinstated ordinary dividends in FY22, beginning with a half-year dividend of US$ 40 cents declared on 9 November 2021

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2022	13

NON-GAAP FINANCIAL TERMS

Financial Measures - GAAP equivalents

This document contains the financial statement line item EBIT, which is considered to be non-GAAP, but is consistent with the term used by Australian companies. Because we prepare our consolidated financial statements under GAAP, the equivalent GAAP financial statement line item description used in our consolidated financial statements is Operating income (loss).

EBIT – Earnings before interest and tax.
EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales.

Non GAAP Financial Terms

This Management’s Analysis of Results includes certain financial information to supplement the Company’s consolidated financial statements which are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). These financial measures are designed to provide investors with an alternative method for assessing our performance from on-going operations, capital efficiency and profit generation. Management uses these financial measures for the same purposes. These financial measures include:

•Adjusted EBIT;
•North America Fiber Cement Segment Adjusted EBIT;
•Asia Pacific Fiber Cement Segment Adjusted EBIT;
•Europe Building Products Segment Adjusted EBIT;
•Adjusted EBIT margin;
•North America Fiber Cement Segment Adjusted EBIT margin;
•Asia Pacific Fiber Cement Segment Adjusted EBIT margin;
•Europe Building Products Segment Adjusted EBIT margin;
•Adjusted interest expense, net;
•Adjusted net income;
•Adjusted diluted earnings per share;
•Adjusted income before income taxes;
•Adjusted income tax expense; and
•Adjusted effective tax rate.

These financial measures are or may be non-GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission and may exclude or include amounts that are included or excluded, as applicable, in the calculation of the most directly comparable financial measures calculated in accordance with GAAP. These financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP financial measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. In evaluating these financial measures, investors should note that other companies reporting or describing similarly titled financial measures may calculate them differently and investors should exercise caution in comparing the Company’s financial measures to similar titled measures by other companies.

Definitions

AFFA – Amended and Restated Final Funding Agreement

AICF – Asbestos Injuries Compensation Fund Ltd

Sales Volume
mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

Price/Mix – The percentage growth in revenue attributable to price increases and shift in mix of products sold. Price/Mix is calculated as the Net Sales growth percentage less the Volume growth percentage.

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2022	14

NON-GAAP FINANCIAL MEASURES

Financial Measures - GAAP equivalents

Adjusted EBIT

US$ Millions	Three Months and Six Months Ended 30 September
	Q2 FY22	Q2 FY21	6 Months FY22	6 Months FY21
EBIT	$215.0	$146.5	$398.0	$196.3
Asbestos:
Asbestos adjustments (gain) loss	(9.6)	16.3	(12.4)	80.0
AICF SG&A expenses	0.3	0.3	0.6	0.6
Restructuring expenses	—	—	—	11.1
Adjusted EBIT	$205.7	$163.1	$386.2	$288.0
Net sales	903.2	736.8	1,746.5	1,363.1
Adjusted EBIT margin	22.8%	22.1%	22.1%	21.1%

North America Fiber Cement Segment Adjusted EBIT

US$ Millions	Three Months and Six Months Ended 30 September
	Q2 FY22	Q2 FY21	6 Months FY22	6 Months FY21
North America Fiber Cement Segment EBIT	$182.5	$148.6	$351.8	$277.0

Restructuring expenses	—	—	—	2.5
North America Fiber Cement Segment Adjusted EBIT	$182.5	$148.6	$351.8	$279.5
North America Fiber Cement segment net sales	635.3	515.0	1,212.4	966.8
North America Fiber Cement Segment Adjusted EBIT margin	28.7%	28.9%	29.0%	28.9%

Asia Pacific Fiber Cement Segment Adjusted EBIT

US$ Millions	Three Months and Six Months Ended 30 September
	Q2 FY22	Q2 FY21	6 Months FY22	6 Months FY21
Asia Pacific Fiber Cement Segment EBIT	$44.5	$38.7	$83.3	$57.6

Restructuring expenses	—	—	—	3.4
Asia Pacific Fiber Cement Segment Adjusted EBIT	$44.5	$38.7	$83.3	$61.0
Asia Pacific Fiber Cement segment net sales	144.4	122.1	286.2	213.4
Asia Pacific Fiber Cement Segment Adjusted EBIT margin	30.8%	31.7%	29.2%	28.6%

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2022	15

NON-GAAP FINANCIAL MEASURES

Europe Building Products Segment Adjusted EBIT

US$ Millions	Three Months and Six Months Ended 30 September
	Q2 FY22	Q2 FY21	6 Months FY22	6 Months FY21
Europe Building Products Segment EBIT	$16.7	$11.1	$33.0	$8.4

Restructuring expenses	—	—	—	5.1
Europe Building Products Segment Adjusted EBIT	16.7	11.1	33.0	13.5
Europe Building Products segment net sales	123.5	99.7	247.9	182.9
Europe Building Products Segment Adjusted EBIT margin	13.6%	11.1%	13.3%	7.4%

Adjusted interest expense, net

US$ Millions	Three Months and Six Months Ended 30 September
	Q2 FY22	Q2 FY21	6 Months FY22	6 Months FY21
Interest expense, net	$10.1	$12.7	$20.2	$25.3

AICF interest income, net	(0.2)	(0.1)	(0.3)	(0.2)
Adjusted interest expense, net	$10.3	$12.8	$20.5	$25.5

Adjusted net income

US$ Millions	Three Months and Six Months Ended 30 September
	Q2 FY22	Q2 FY21	6 Months FY22	6 Months FY21
Net income	$150.1	$86.8	$271.5	$96.2
Asbestos:
Asbestos adjustments (gain) loss	(9.6)	16.3	(12.4)	80.0
AICF SG&A expenses	0.3	0.3	0.6	0.6
AICF interest income, net	(0.2)	(0.1)	(0.3)	(0.2)
Restructuring expenses	—	—	—	11.1
Tax adjustments[1]	14.3	17.2	29.7	22.1
Adjusted net income	$154.9	$120.5	$289.1	$209.8

[1]Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2022	16

NON-GAAP FINANCIAL MEASURES

Adjusted diluted earnings per share

	Three Months and Six Months Ended 30 September
	Q2 FY22	Q2 FY21	6 Months FY22	6 Months FY21
Adjusted net income (US$ millions)	$154.9	$120.5	$289.1	$209.8
Weighted average common shares outstanding - Diluted (millions)	446.0	444.8	445.9	444.7
Adjusted diluted earnings per share	$0.35	$0.27	$0.65	$0.47

Adjusted effective tax rate

US$ Millions	Three Months and Six Months Ended 30 September
	Q2 FY22	Q2 FY21	6 Months FY22	6 Months FY21
Income before income taxes	$205.0	$133.6	$377.7	$171.0
Asbestos:
Asbestos adjustments (gain) loss	(9.6)	16.3	(12.4)	80.0
AICF SG&A expenses	0.3	0.3	0.6	0.6
AICF interest income, net	(0.2)	(0.1)	(0.3)	(0.2)
Restructuring expenses	—	—	—	11.1
Adjusted income before income taxes	$195.5	$150.1	$365.6	$262.5

Income tax expense	54.9	46.8	106.2	74.8
Tax adjustments[1]	(14.3)	(17.2)	(29.7)	(22.1)
Adjusted income tax expense	$40.6	$29.6	$76.5	$52.7
Effective tax rate	26.8%	35.0%	28.1%	43.7%
Adjusted effective tax rate	20.8%	19.7%	20.9%	20.1%

[1]Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2022	17

FORWARD-LOOKING STATEMENTS

This Management’s Analysis of Results contains forward-looking statements. James Hardie Industries plc (the “Company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.
Examples of forward-looking statements include:
▪statements about the Company’s future performance;
▪projections of the Company’s results of operations or financial condition;
▪statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
▪expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants;
▪expectations concerning the costs associated with the significant capital expenditure projects at any of the Company’s plants and future plans with respect to any such projects;
▪expectations regarding the extension or renewal of the Company’s credit facilities including changes to terms, covenants or ratios;
▪expectations concerning dividend payments and share buy-backs;
▪statements concerning the Company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
▪uncertainty from the expected discontinuance of LIBOR and transition to any other interest rate benchmark;
▪statements regarding the effect and consequences of the COVID-19 public health crisis;
▪statements regarding tax liabilities and related audits, reviews and proceedings;
▪statements regarding the possible consequences and/or potential outcome of legal proceedings brought against us and the potential liabilities, if any, associated with such proceedings;
▪expectations about the timing and amount of contributions to AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
▪expectations concerning the adequacy of the Company’s warranty provisions and estimates for future warranty-related costs;
▪statements regarding the Company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and
▪statements about economic or housing market conditions in the regions in which we operate, including but not limited to, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 18 May 2021, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former Company subsidiaries; required contributions to AICF, any shortfall in AICF funding and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the Company’s products; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the Company’s customer base; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; use of accounting estimates; risk and uncertainties arising out of the COVID-19 public health crisis, including the impact of COVID-19 on our business, sales, results of operations and financial condition and all other risks identified in the Company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the Company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions. The Company assumes no obligation to update any forward-looking statements or information except as required by law.

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2022	18